FOR IMMEDIATE RELEASE	MONDAY, OCTOBER 23, 2006

Shell Canada Limited receives proposal from Royal Dutch Shell plc

Calgary, Alberta - Shell Canada Limited confirmed that it has received a proposal from Royal Dutch Shell plc to make an offer for all of the common shares of Shell Canada not already owned by Royal Dutch Shell for consideration consisting of CDN$40 cash per common share, subject to a number of terms and conditions. A formal offer has not yet been made to shareholders. Royal Dutch Shell has reserved the right not to proceed with making a formal offer if it is unable to obtain a favorable recommendation from the Shell Canada Board of Directors.

Clive Mather, President and CEO of Shell Canada Limited said, "A meeting of the Board of Directors of Shell Canada has been held to acknowledge the proposal and deal with matters appropriately." Mr. Mather added, "The Board has appointed a Special Committee of independent directors to consider the proposal from Royal Dutch Shell and to make a recommendation to the Board with respect to the proposal. The Special Committee has appointed Ogilvy Renault LLP as its legal advisor and CIBC World Markets Inc. as its financial advisor. In accordance with Canadian securities laws, the Special Committee will supervise the preparation by CIBC World Markets Inc. of a formal valuation of the common shares of Shell Canada. The valuation process would be expected to take a number of weeks at a minimum. Shareholders are reminded that there can be no assurance that an agreement or favorable recommendation will result or that a formal offer will be made by Royal Dutch Shell. In the meantime, it will be business as usual for Shell Canada with respect to our operations and progress with our projects.”

Contacts:

Ken Lawrence Manager, Investor Relations Shell Canada Limited 403-691-2175	Jan Rowley General Manager, Public Affairs Shell Canada Limited 403-691-3899

Cautionary Note

This document contains “forward-looking statements” regarding Royal Dutch Shell plc’s offer to purchase all of the common shares of Shell Canada Limited not already owned by Royal Dutch Shell, including statements regarding the terms and conditions of the offer. Readers are cautioned not to place undue reliance on forward-looking statements. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Royal Dutch Shell plc will not proceed with a formal offer, its offer will be unsuccessful for any reason, and it will not be able to obtain the required approvals or clearances from regulatory authorities on a timely basis, if at all.

The forward-looking statements contained in this document are made as of the date of this document and Shell Canada Limited does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

Legal Notice

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities. Shareholders are advised to review any relevant documents that may be filed with securities regulatory authorities by Royal Dutch Shell plc because they will contain important information, including full details of the proposal and its terms and conditions.